Exhibit 99.1

Caledonia Mining Corporation Plc

Notice of Availability of AGM Materials

(NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL)

St Helier, April 1, 2026: Caledonia Mining Corporation Plc (the "Company") announces that documents comprising a notice of annual general meeting of shareholders (the “AGM”) and a management information circular – solicitation of proxies together with a proxy form are now available at:

https://www.caledoniamining.com/investors/shareholder-information/#shareholder-meeting-documents

The AGM will be held at 2 Mulcaster Street, St Helier, Jersey JE2 3NJ, Channel Islands on Tuesday, May 5, 2026 commencing at 9:00 a.m. (UK time).

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793
Cavendish Capital Markets Limited (Nomad and Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775
Camarco, Financial PR (UK) Gordon Poole/ /Elfie Kent	Tel: +44 20 3757 4980
Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131
IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

Head and Registered Office: Caledonia Mining Corporation Plc

2 Mulcaster Street, St Helier, Jersey, Channel Islands, JE2 3NJ